

**Eskuad Inc**

Annual Financial Report

2022

This report is prepared solely for the confidential use of Eskuad Inc.

In the preparation of this report, Zeni has relied upon the unaudited financial and non-financial information provided to them. The analysis and report must not be recited or referred to in whole or in part in any other document. The analysis and report must not be made available, copied or recited to any other party without our express written permission. Zeni neither owes nor accepts any duty to any other party and shall not be liable for any loss, damage or expense of whatsoever nature which is caused by their reliance on the report or the analysis contained herein.

Team Zeni

# Eskuad Inc - Profit & Loss

| | 2021 | 2022 |
|---|---:|---:|
| Revenue | $2,639 | $21,098 |
| Cost of Sales | $0 | $0 |
| **Gross Profit** | **$2,639** | **$21,098** |
| Expenses | $33,229 | $149,350 |
| **Earnings Before Interest & Tax** | **($30,590)** | **($128,252)** |
| Other Income | $0 | $122,094 |
| Other Expenses | $1,994 | $5,700 |
| **Net Other Income** | **($1,994)** | **$116,394** |
| **Net Income** | **($32,585)** | **($11,859)** |

# Eskuad Inc - Balance Sheet

| | 2021 | 2022 |
|---|---|---|
| **Assets** | | |
| Cash and Equivalents | $83,830 | $181,564 |
| Accounts Receivable | $0 | $0 |
| Other Current Assets | $4,296 | $2,551 |
| **Total Current Assets** | **$88,127** | **$184,115** |
| Fixed Assets | $0 | $117,330 |
| Investments or Other Non-Current Assets | $2,369 | $0 |
| **Total Assets** | **$90,495** | **$301,445** |
| **Liabilities** | | |
| Accounts Payable | $1,569 | $70 |
| Credit Cards | $67 | $0 |
| Other Current Liabilities | $1,444 | $8,670 |
| **Total Current Liabilities** | **$3,080** | **$8,740** |
| Long Term Liabilities | $100,000 | $323,150 |
| **Total Non-Current Liabilities** | **$100,000** | **$323,150** |
| **Total Liabilities** | **$103,080** | **$331,890** |
| **Equity** | | |
| Common Stock | $0 | $13,999 |
| Preferred Stock | $20,000 | $0 |
| Stock Warrant | $0 | $0 |
| Retained Earnings | $0 | ($32,585) |
| Net Income | ($32,585) | ($11,859) |
| **Total Equity** | **($12,585)** | **($30,444)** |
| **Total Liabilities & Equity** | **$90,495** | **$301,445** |

# Eskuad Inc - Cash Flow Statement

| | 2021 | 2022 |
|---|---:|---:|
| **Operating Activities** | | |
| Net Income | ($32,585) | ($11,859) |
| Change in Accounts Receivable | $0 | $0 |
| Change in Accounts Payable | $1,569 | ($1,499) |
| Change in Other Current Assets | ($4,296) | $1,745 |
| Change in Credit Card Payable | $67 | ($67) |
| Change in Accrued Expenses - payroll related | $0 | $0 |
| Adjustments | $1,444 | $7,225 |
| **Cash Flow from Operating Activities** | **($33,801)** | **($4,454)** |
| **Investing Activities** | | |
| Change in Fixed Assets | $0 | ($117,330) |
| Change in Other | ($2,369) | $2,369 |
| **Cash Flow from Investing Activities** | **($2,369)** | **($114,962)** |
| **Financing Activities** | | |
| Change in Preferred Stock | $20,000 | ($20,000) |
| Change in Common Stock | $0 | $13,999 |
| Change in Other | $100,000 | $223,150 |
| **Cash Flow from Financing Activities** | **$120,000** | **$217,149** |
| **Change in Cash & Equivalents** | **$83,830** | **$97,733** |
| Cash & Equivalents, Opening Balance | $0 | $83,830 |
| Cash & Equivalents, Closing Balance | $83,830 | $181,564 |